Exhibit 99.16

Disclosure of Transactions in Own Shares

Paris, February 20, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 13 to February 17, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
13/02/2023	297,121	59.386015	17,644,832.16	XPAR
13/02/2023	110,000	59.338198	6,527,201.78	CEUX
13/02/2023	15,000	59.308536	889,628.04	TQEX
13/02/2023	10,000	59.370398	593,703.98	AQEU
14/02/2023	289,022	60.096429	17,369,190.10	XPAR
14/02/2023	110,000	60.088648	6,609,751.28	CEUX
14/02/2023	15,000	60.086308	901,294.62	TQEX
14/02/2023	10,000	60.102581	601,025.81	AQEU
15/02/2023	292,164	59.985100	17,525,486.76	XPAR
15/02/2023	110,000	59.972387	6,596,962.57	CEUX
15/02/2023	15,000	59.974919	899,623.79	TQEX
15/02/2023	10,000	59.973219	599,732.19	AQEU
16/02/2023	292,627	59.914185	17,532,508.21	XPAR
16/02/2023	110,000	59.922263	6,591,448.93	CEUX
16/02/2023	15,000	59.907077	898,606.16	TQEX
16/02/2023	10,000	59.919478	599,194.78	AQEU
17/02/2023	302,193	59.009280	17,832,191.35	XPAR
17/02/2023	110,000	59.042588	6,494,684.68	CEUX
17/02/2023	15,000	59.034440	885,516.60	TQEX
17/02/2023	10,000	59.024037	590,240.37	AQEU
Total	2,148,127	59.671902	128,182,824.16

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:
https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com